SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) or 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

CUMULUS MEDIA INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
231082-10-8
(CUSIP Number of Class of Securities)
Lewis W. Dickey, Jr.
Chairman, President and Chief Executive Officer
3280 Peachtree Road, N.W., Suite 2300
Atlanta, Georgia 30305
(404) 949-0700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Mark L. Hanson, Esq.
Jones Day
1420 Peachtree Street, N.E., Suite 800
Atlanta, Georgia 30309
(404) 521-3939
Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee(**)

$560,677	$22.03
(*)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes that options to purchase 5,941,835 shares of Class A Common Stock of Cumulus Media Inc. having an aggregate value of $560,677 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model.

(**)	Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $39.30 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:      ☐

     This Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “Commission”) on December 1, 2008, by Cumulus Media Inc., a Delaware corporation (the “Company”), relates to the offer (the “Offer”) by the Company to certain of its employees and non-employee directors (or a designated affiliate of one of the foregoing) to exchange their outstanding options to purchase the Company’s Class A Common Stock, par value $0.01 per share (“Class A Common Stock) that were granted on or after October 2, 2000 (“eligible options”) for a combination of restricted shares of our Class A Common Stock (“restricted shares”) and replacement options to purchase Class A Common Stock (“new options”). The Offer is being made upon the terms and subject to the conditions described in the offer to exchange dated December 1, 2008 (the “Offer to Exchange”) and the related letter of transmittal (the “Letter of Transmittal”). The terms and conditions of the Offer are set forth in the Offer to Exchange and the accompanying Letter of Transmittal, which are filed as exhibits (a)(1) and (a)(2), respectively, hereto.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     The name of the issuer is Cumulus Media Inc., and the address and telephone number of its principal executive office is 3280 Peachtree Street, Suite 2300, Atlanta, Georgia 30305, (404) 949-0700.
     (b) Securities.
     The information set forth in the Offer to Exchange under “Number of Restricted Shares and New Options; Expiration Date” and “Source and Amount of Consideration; Terms of Restricted Shares and New Options” is incorporated herein by reference.
     (c) Trading Market and Price.
     The eligible options are not publicly traded. The information set forth in the Offer to Exchange under “Price Range of Our Class A Common Stock” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The Company is the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements About the Options” is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Offer to Exchange under “Summary Term Sheet”, “Purpose of the Offer”, “Procedures; Acceptance of Options”, “Withdrawal Rights”, “Acceptance of Options for Cancellation; Issuance of Restricted Shares and New Options”, “Source and Amount of Consideration; Terms of Restricted Shares and New Options”, “Interests of Directors and Officers; Transactions and Arrangements About the Options”, “Status of Options We Acquire in the Offer; Accounting Consequences of the Offer”, “Material United States Tax Consequences”, “Extension of Offer; Termination; Amendment” is incorporated herein by reference.
     (b) Purchases.

     The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements about the Options” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements involving the Subject Company’s securities.
     The information set forth in the Offer to Exchange under “Source and Amount of Consideration; Terms of Restricted Shares and New Options” and “Interests of Directors and Officers; Transactions and Arrangements About the Options” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Offer to Exchange under “Purpose of the Offer” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the Offer to Exchange under “Purpose of the Offer” and “Acceptance of Options for Cancellation; Issuance of Restricted Shares and New Options” is incorporated herein by reference.
     (c) Plans.
     None.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the Offer to Exchange under “Source and Amount of Consideration; Terms of Restricted Shares and New Options” and “Fees and Expenses” is incorporated herein by reference.
     (b) Conditions.
     Not applicable
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements about the Options” is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements about the Options” is incorporated herein by reference.

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Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.
Item 10. Financial Statements.
     (a) Financial Information.
     The information for (1) the fiscal years ended December 31, 2006 and December 31, 2007 set forth under “Item 8. Financial Statements and Supplementary Data” in the Company’s annual report on Form 10-K as filed with the Commission on March 17, 2008, as amended on April 29, 2008 (the “Annual Report”); (2) the three-months ended September 30, 2008 set forth under “Item 1. Financial Statements (unaudited)” in the Company’s quarterly report on Form 10-Q as filed with the Commission on November 9, 2008 (the “Quarterly Report”); and (3) the information set forth in the Offer to Exchange under “Information About Cumulus—Selected Financial Data” is incorporated herein by reference. A copy of the financial statements contained in the Annual Report and the unaudited financial statements contained in the Quarterly Report will be made available to any eligible participants in the Offer upon request.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Exchange under “Interests of Directors and Officers; Transactions and Arrangements About the Options” and “Legal Matters; Regulatory Approvals” is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.
Item 12. Exhibits.

(a)(1)	Offer to Exchange, dated December 1, 2008

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of Withdrawal Letter

(a)(4)	Email to Eligible Participants, dated December 1, 2008

(a)(5)	Form of Participant Statement

(a)(6)	Form of Email Confirmation of Receipt of Letter of Transmittal or Withdrawal Letter

(a)(7)	Cumulus Media annual report on Form 10-K for the fiscal year ended December 31, 2007 (filed with the Commission on March 17, 2008, as amended on April 29, 2008 and incorporated herein by reference)

(a)(8)	Cumulus Media quarterly report on Form 10-Q for the three months ended September 30, 2008 (filed with the Commission on November 9, 2008 and incorporated herein by reference)

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(d)(1)	Cumulus Media 2008 Equity Incentive Plan (incorporated by reference to Exhibit A of the Company’s proxy statement on Schedule 14A, filed with the Commission on October 17, 2008)

(d)(2)	Amended and Restated Cumulus Media 2004 Equity Incentive Plan (incorporated by reference to Exhibit A of the Company’s proxy statement on Schedule 14A, filed with the Commission on April 13, 2007)

(d)(3)	Cumulus Media 2002 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8, filed on April 15, 2003)

(d)(4)	Cumulus Media 2000 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8, filed on June 7, 2001)

(d)(5)	Cumulus Media 1999 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8, filed on June 7, 2001)

(d)(6)	Cumulus Media 1998 Employee Stock Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s registration statement on Form S-1, filed on June 25, 1998)

(d)(7)	Form of Restricted Share Award Certificate

(d)(8)	Form of New Option Award Certificate
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUMULUS MEDIA INC.
By:	/s/ Martin R. Gausvik
Name:	Martin R. Gausvik
Title:	Executive Vice President, Treasurer and Chief Financial Officer

Date: December 1, 2008

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
(a)(1)	Offer to Exchange, dated December 1, 2008

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of Withdrawal Letter

(a)(4)	Email to Eligible Participants, dated December 1, 2008

(a)(5)	Form of Participant Statement

(a)(6)	Form of Email Confirmation of Receipt of Letter of Transmittal or Withdrawal Letter

(d)(7)	Form of Restricted Share Award Certificate

(d)(8)	Form of New Option Award Certificate